UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 20, 2017

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by reference

The information set forth in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1: (i) supplements the information set forth in our Annual Report on Form 20-F for the year ended September 30, 2016 under (a) the heading “Failure to maintain credit ratings could adversely affect our cost of funds, liquidity, competitive position and access to capital markets” in the section entitled “Risk and risk management — Risk factors — Risks relating to our business” and (b) paragraph 22.3.2 “Sources of liquidity — Credit ratings” in Note 22 to the financial statements and (ii) supplements the information set forth in our U.S. Interim Financial Results Announcement for the half-year ended March 31, 2017 under the heading “Failure to maintain credit ratings could adversely affect our cost of funds, liquidity, competitive position and access to capital markets” in the section entitled “Risk factors — Risks relating to our business”.

The information set forth in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-207931), as such prospectus may be amended or supplemented from time to time.

Moody’s downgrades the long-term ratings of Australia’s major banks one notch to Aa3

On June 19, 2017, Moody’s Investors Service (“Moody’s”) downgraded their Long-Term Ratings for the major Australian banks (including Westpac Banking Corporation) by one notch. Moody’s short term issuer credit ratings for the major Australian banks (including Westpac) were affirmed. Following the downgrade, Moody’s has moved the rating outlook for the major Australian banks, including Westpac, to “stable” from “negative”.

Index to Exhibits

Exhibit No.	Description

1	ASX Release: Moody’s downgrades the long-term ratings of Australia’s major banks one notch to Aa3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: June 20, 2017	By:	/s/ Sean Crellin
Sean Crellin
Director – Corporate, Legal and Secretariat